Exhibit 12

The Scotts Miracle-Gro Company

Computation of Ratio of Earnings to Fixed Charges

($ IN MILLIONS)	For the Fiscal Year Ended September 30,
	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$194.8	$319.9	$208.1	$47.6	$200.4
Fixed charges	77.2	69.4	77.7	104.2	95.2
Other (1)	0.5	0.5	0.8	0.7	(0.5)
Interest Capitalized	(0.9)	(0.8)	(0.4)	(0.4)	(0.4)

Total adjusted earnings available for payment of fixed charges	$271.6	$389.0	$286.2	$152.1	$294.7

Fixed Charges:
Interest expense	$53.9	$46.8	$56.4	$82.2	$70.7
Interest Capitalized	0.9	0.8	0.4	0.4	0.4
Rental expense representative of interest factor	22.4	21.8	20.9	21.6	24.1

Total Fixed Charges	$77.2	$69.4	$77.7	$104.2	$95.2

Ratio of Earnings to Fixed Charges	3.5	5.6	3.7	1.5	3.1

(1)	Includes amortization of capitalized interest, adjustments for minority interests in consolidated subsidiaries and distributed earnings of equity investees.